# Asprodental

## Increase dental office productivity through vertically integrated SaaS

tiffany@asprodental.com

# PROBLEM

# Time & money in dental offices are lost to inefficiencies



LAYERED PLATFORMS



ANTIQUATED INTERFACE



DIFFICULT TO ACCESS DATA

## SOLUTION

# A practice management platform that saves time for the dental office by:

**Consolidating**
key activities onto one platform

**Removing**
extraneous steps

**Redesigning**
workflow around modern practices

# TESTIMONIALS



”

Asprodental really feels like it was designed by a dentist.

Dr. Cassie Kalapsa



”

It's very easy, very user friendly.
I'm pretty sure it will become mainstream.

Dr. Paul Phan

“We used to spend so much time hunting down information, between all the clutter and different programs, but now it’s all in one place and so easy to use.”

Alisa Baker, *office manager*


Competitor product


Competitor product


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Create Pre-authorization
Code Th Surface Description
D2391 3 D Posterior Resin
Competitor product


01/07/2019
[None]
Competitor product

# **rad·i·cal im·prove·ment** *n.*

/ˈradək(ə)l imˈpro͞ovmənt/

*Example:* Information that has historically been scattered across 3-4 different pages is consolidated into 1 page with Asprodental.


Asprodental
BU
5 5 5
5 4 5
5 4 5
5 3 4
4 2 3
3 2 4
3 2 3
3 2 3
Buccal
LOWER RIGHT
3 2 3
3 2 3
3 2 3
3 2 3
3 2 4
4 4 5
5 4 5
5 4 4
Buccal
LOWER LEFT
Treatment Plan
ADD PROCEDURE
Search
Clinical History
1ST PRIORITY
#29 - B
2ND PRIORITY
UR SRP
3RD PRIORITY
UL SRP
04/02/2019 Initial Exam, X-rays, Probe, Prophy
04/18/2019 #19 - RCT/BU

# TARGET MARKET


Total software spend
in US dental
$23B
100k offices
Management software
spend in US dental
$2.2B
100k offices
Mid-size dental
Offices in CA
$200M
9k offices

## TARGET CONSUMER

Dental offices with
2-10 locations

# BUSINESS MODEL

Annual subscription (paid monthly) w/ onboarding & data conversion fees

**$9,600**
Average contract value

**$3,200**
CAC

**$50,000**
LTV

4 months
Sales cycle

3 weeks
Onboarding

# COMPETITION


CLOUD-BASED
Asprodental
fuse
a Patterson Technology
PLANET DDS
DENTICON
DENTRIX ASCEND
CS Cloud
CARESTACK
curvedental
dovetail
VERTICAL
DISTRIBUTORS
(supplies, imaging, etc)
eaglesoft
a Patterson Technology
Opendental
PURE SOFTWARE
DENTRIX
SoftDent
easydental
SERVER-BASED





## SALES

Dealer networks to leverage current dental purchasing habits & tap into existing customer relationships.

## MARKETING

Targeted trade shows. Demo events for dealers' clients. Exposure through mobile clinics.



# TEAM



**Tiffany Nguyen**
Co-founder, CEO

MBA in Technology Commercialization. Background in dental management.



**Dr. Kimberly Nguyen**
Co-founder
Business Development

Practicing dentist of 20+ years. Founded 2 dental offices.



**Pascal Decoussemaeker**
VP of Sales

Background in dental tech sales for 20+ years. Launched dental tech products into over 100 countries.



**Fred Joyal**
Advisor: Marketing
Founder of 1-800-DENTIST and Futuredontics Dental Marketing



**Bill Fitzpatrick**
Advisor: Marketing
Former VP of Marketing for Siemens & Henry Schein



**David Tolioupov**
Advisor: Technology
Founder of Zensoft (company doing Asprodental's development)

# TRACTION

**Raised $200k**
of angel funding
to launch
the product

**2* live clients**
using Asprodental
to operate $3M
of business

*3rd client with 3 office locations scheduled to onboard June 2019

**Dealer relationship**
established in
SoCal, w/ plans
for expansion

**Grant awarded**
from USC for
most promising
venture

# USE OF FUNDS


$1M
Data conversion maps (35%)
Marketing (22%)
Customer support/maintanence (20%)
Feature enhancements (17%)
Sales (6%)

35% **Data conversion**
Maps from legacy software

22% **Marketing**
Tradeshows & distributors

20% **Support/maintenance**
Server monitoring and bug fixes

17% **Feature enhancements**
Based on feedback & trends

6% **Sales**
Supplementary to commission on percentage of revenue